Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    Computation of Ratio of Earnings to
                               Fixed Charges
                                (Unaudited)

(In Thousands)                                           Year Ended December 31,
                                          1995         1994       1993       1992       1991

Earnings available for fixed charges
  Income from continuing operations   $  519,694   $  453,410   $332,522   $328,800   $232,146
  Less:
     Undistributed earnings and
      losses of less than 50% owned
      affiliates                         (13,505)      (9,453)   (20,232)   (32,526)    (8,890)
     Capitalized interest of
      nonregulated companies             (17,315)      (9,007)   (25,434)   (66,401)   (36,537)
  Add:
     Fixed charges(1)                    435,681      487,258    471,278    452,014    454,607
     Minority interest                    27,260       29,600     27,605     17,632      7,210
     Income tax expense                  310,264      190,081    148,104     88,630    105,859

       Total                          $1,262,079   $1,141,889   $933,843   $788,149   $754,395

Fixed charges
  Interest expense(1)                 $  385,995   $  444,768   $436,211   $430,406   $425,945
  Rental expense representative of
   interest factor                        49,686       42,490     35,067     21,608     28,662

     Total                            $  435,681   $  487,258   $471,278   $452,014   $454,607

Ratio of earnings to fixed charges          2.90         2.34       1.98       1.74       1.66

(1) Amounts exclude costs incurred on sales of accounts receivable.